Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Second Quarter 2009 Operating Results
Adjusted Operating Income $2.1 million; Commenced operations in Ottawa in January 2009; Corus signed through December 31, 2012 in Canada; Entered into definitive agreement to purchase UK traffic network
NEW YORK, Feb 09, 2009 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the fiscal second quarter ended December 31, 2008.
For the quarter ended December 31, 2008, revenue was $13.9 million, an increase of 5% from $13.2 million in the second quarter of fiscal 2008. The increase in quarterly revenue was achieved despite unfavorable currency exchange rate fluctuations due to a strengthening U.S. dollar compared with the local currencies of the countries in which the Company operates. When measured in their local currencies, quarterly Australian and Canadian revenue increased 27% and 46%, respectively, compared to the prior year quarter. The Company’s UK business posted revenue of $1.0 million, compared to no revenue for the same period last year.
Adjusted Operating Income was $2.1 million for the second fiscal quarters ending December 31, 2008 and 2007. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense. The Company’s Canadian operations generated positive Adjusted Operating Income on a quarterly basis for the first time. The Company’s overall performance was impacted by unfavorable currency exchange rates in Australia, as a significant increase in Adjusted Operating Income in local currencies was almost completely offset by the weakening of the Australian dollar. Adjusted Operating Income from the Company’s Australian operations increased 35% when measured in local currency.
Net income for the second quarter of fiscal 2009 was $0.9 million, compared to net income of $1.1 million for the same period a year ago.
For the six months ended December 31, 2008, revenue was $29.9 million, an increase of 24% from $24.1 million in the prior six month period. When measured in their local currencies, Australian and Canadian revenue increased 26% and 56%, respectively, compared to the prior year period. The Company’s UK business posted revenue of $2.2 million, compared to no revenue for the same period last year.
Adjusted Operating Income was $4.2 million for six months ending December 31, 2008 compared to $2.7 million for the six month period ending December 31, 2007.
Net income for the six months ending December 31, 2008 was $1.7 million, compared to net income of $1.0 million for the same period a year ago.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We are very pleased with the growth exhibited in our existing markets. Our top line growth was outstanding when measured in local currencies and we were successful in converting a significant portion of that growth into net income in those currencies. Unfortunately, the United States dollar strengthened considerably during the quarter, which was a significant negative head wind on our reported financials. Despite this and a meaningful investment in our Mobile Traffic subsidiary, we were still able to generate the same Adjusted Operating Income as the year ago period. The financial highlight of the quarter was generating positive Adjusted Operating Income from our Canadian operations for the first time. We have invested significant resources into the market and this is an important milestone in its development.”
Mr. Yde continued, “We continue to invest in the long term future of our company. In January 2009, we commenced operations in the Canadian capital of Ottawa, which is the fourth largest market in Canada and our eighth Canadian market overall. In addition, we continue to enter into long term contracts with our affiliates, bringing stability and improved expense visibility to our business. Since the beginning of the fiscal year, we have locked up four year agreements with our three largest traffic affiliates in Australia, a four year agreement with our largest news affiliate and, in January 2009, a two year agreement with our second largest news affiliate in Australia. In addition, we have just entered a four year agreement with our largest traffic affiliate in Canada. Our biggest investment in our future during the current quarter has been entering into a definitive agreement to acquire The Unique Broadcasting Company Limited, which will make us the largest provider of traffic services in the United Kingdom, a distinction we already carry for Australia and Canada. Unique has over 700,000 radio commercials available for sale on an annual basis while providing traffic reports to 230 radio stations and entertainment news reports to 120 radio stations.”
Mr. Yde concluded, “We have made significant investments in the long term success of our Company. While there is great uncertainty in the short term global economic outlook, we believe the investments we have made set the Company up well for the future. Our strong balance sheet, with virtually no debt and significant cash balances, even after the Unique acquisition, position us to operate successfully during any economic downturn.”
For the Company’s third fiscal quarter ending March 31, 2009, revenue reflected to date in our January internal sales reports was ahead of the previous year period when measured in local currencies. However, the increase on a percentage basis was smaller than the first six months of fiscal 2009 in both Australia and Canada. Should revenue pacings continue at the level reflected in the Company’s internal sales reports, the Company’s revenue will not fully offset expected increases in operating expenses over the prior year period, resulting in lower third quarter Adjusted Operating Income and net income than that reported by the Company during the same period in 2008. In addition, the Australian dollar has continued to weaken against the U.S. dollar. This weakness, should it continue, will reduce the Company’s Australian revenues and expenses when reported in U.S. dollars. The Company’s Australian revenues and expenses continue to comprise a majority of the Company’s overall revenues and expenses.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. ET on Monday, February 9, 2009, to discuss its fiscal first quarter results, as well as other relevant matters. To listen to the call, dial (877) 879-6184 (domestic), or (719) 325-4806 (international), and enter the pass code 9603164. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.

A replay of the call will be available from 11:30 a.m. on Monday, February 12, 2009 through 11:59 p.m. February 16, 2009. To access the replay, please call (719) 457-0820 (international) and enter the participant code: 9603164.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and has recently commenced operations in the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements.These statements reflect our current views with respect to future events.These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements.These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	December 31, 2008	December 31, 2007	Difference

Australia	0.6654	0.8890	(25.2%)
Canada	0.8259	1.0189	(18.9%)
United Kingdom	1.5681	2.0438	(23.3%)
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and six month period ended December 31, 2008 and 2007.

	Three Months Ended		Six Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)

Net operating income	$1,668	$1,709	$3,326	$1,961
Add back:
Depreciation and amortization expense	$398	$365	$841	$696

Adjusted Operating Income	$2,066	$2,074	$4,167	$2,657

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Three Months Ended December 31

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$10,741	$2,155	$1,033	$—	$—	$13,929
Operating expenses
Traffic	3,191	1,551	1,174	193	—	6,109
News	1,680	—	—	—	—	1,680
TV	169	—	—	—	—	169
Selling, G&A	1,827	530	133	278	—	2,768
Corporate overhead	300	—	—	—	545	845
Non-cash compensation	—	—	—	—	292	292
Depreciation/amortization	170	179	44	5	—	398

Operating income (loss)	3,404	(105)	(318)	(476)	(837)	1,668

Interest expense	9	—	—	—	—	9
Other (income)	(173)	(4)	(3)	—	(124)	(304)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,568	(101)	(315)	(476)	(713)	1,963
Income tax expense	1,073	—	—	—	—	1,073
Net income (loss)	$2,495	$(101)	$(315)	$(476)	$(713)	$890

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$11,338	$1,822	$—	$—	$—	$13,160
Operating expenses
Traffic	3,659	1,698	258	—	—	5,615
News	1,629	—	—	—	—	1,629
TV	195	—	—	—	—	195
Selling, G&A	1,923	628	69	—	—	2,620
Corporate overhead	400	—	—	—	462	862
Non-cash compensation	—	—	—	—	165	165
Depreciation/amortization	193	172	—	—	—	365

Operating income (loss)	3,339	(676)	(327)	—	(627)	1,709

Interest expense	25	—	—	—	—	25
Other (income)	(62)	(3)	(2)	—	(377)	(444)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,376	(673)	(325)	—	(250)	2,128
Income tax expense	1,019	—	—	—	—	1,019
Net income (loss)	$2,357	$(673)	$(325)	$—	$(250)	$1,109

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Six months Ended December 31,

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$23,713	$3,997	$2,194	$—	$—	$29,904
Operating expenses
Traffic	7,499	3,347	2,560	271	—	13,677
News	3,560	—	—	—	—	3,560
TV	395	—	—	—	—	395
Selling, G&A	4,146	1,076	272	441	—	5,935
Corporate overhead	699	—	—	—	893	1,592
Non-cash compensation	—	—	—	—	578	578
Depreciation/amortization	378	370	84	9	—	841

Operating income (loss)	7,036	(796)	(722)	(721)	(1,471)	3,326

Interest expense	25	—	—	—	—	25
Other (income)	(447)	(6)	(8)	—	(260)	(721)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	7,417	(790)	(714)	(721)	(1,211)	3,981
Income tax expense	2,231	—	—	—	4	2,235
Net income (loss)	$5,186	$(790)	$(714)	$(721)	$(1,215)	$1,746

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$21,250	$2,891	$—	$—	$—	$24,141
Operating expenses
Traffic	7,139	3,255	461	—	—	10,855
News	3,223	—	—	—	—	3,223
TV	375	—	—	—	—	375
Selling, G&A	3,831	1,213	148	—	—	5,192
Corporate overhead	782	—	—	—	736	1,518
Non-cash compensation	—	—	—	—	321	321
Depreciation/amortization	380	316	—	—	—	696

Operating income (loss)	5,520	(1,893)	(609)	—	(1,057)	1,961

Interest expense	50	—	—	—	—	50
Other (income)	(120)	(16)	(3)	—	(674)	(813)
Other expense	—	1	—	—	—	1

Net income (loss) before taxes	5,590	(1,878)	(606)	—	(383)	2,723
Income tax expense	1,692	—	—	—	11	1,703
Net income (loss)	$3,898	$(1,878)	$(606)	$—	$(394)	$1,020

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$13,929	$13,160	$29,904	$24,141

Operating expenses (exclusive of depreciation and amortization shown separately below)	7,958	7,439	17,632	14,453
Selling, general and administrative expenses	3,905	3,647	8,105	7,031
Depreciation and amortization expense	398	365	841	696

Net operating income	1,668	1,709	3,326	1,961
Interest expense	9	25	25	50
Other (income) (including interest income of $298 and $441 for the three months ended December 31, 2008 and 2007 and interest income of $711 and $798 for the six months ended December 31, 2008 and 2007)	(304)	(444)	(721)	(813)
Other expense	—	—	41	1

Net income before income taxes	1,963	2,128	3,981	2,723
Income tax expense	1,073	1,019	2,235	1,703

Net income	$890	$1,109	$1,746	$1,020

Income per common share:
Basic	$0.05	$0.06	$0.10	$0.06
Diluted	$0.05	$0.06	$0.09	$0.06
Weighted average common shares outstanding:
Basic	18,164,834	18,045,000	18,161,311	17,201,250
Diluted	18,263,772	18,101,675	18,420,717	17,279,440

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	June 30,
	2008	2008
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$32,673	$37,541
Accounts receivable net of allowance for doubtful accounts of $307 and $292 at December 31, 2008 and June 30, 2008	11,512	13,355
Prepaids and other current assets	888	961
Deferred tax assets	180	262

Total current assets	45,253	52,119

Property and equipment, net	7,165	8,964
Intangibles	336	418
Deferred tax assets	107	141
Other assets	1,366	960

Total assets	$54,227	$62,602

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$7,341	$8,067
Deferred revenue	461	1,293
Income taxes payable	1,631	3,186
Current portion of long term debt	275	459

Total current liabilities	9,708	13,005
Long term debt, less current portion	194	482
Other liabilities	289	389

Total liabilities	10,191	13,876

Common stock, $.001 par value; 100,000,000 shares authorized; 18,164,834 shares issued and outstanding as of December 31, 2008 and 18,156,133 shares issued and outstanding as of June 30, 2008	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31, 2008 and June 30, 2008	—	—
Additional paid in capital	49,570	49,015
Accumulated other comprehensive (loss) income	(4,125)	2,866
Accumulated deficit	(1,427)	(3,173)

Total shareholders’ equity	44,036	48,726

Total liabilities and shareholders’ equity	$54,227	$62,602